--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2004

                             ----------------------

                         PSi TECHNOLOGIES HOLDINGS, INC.
             (Exact name of Registrant as specified in its Charter)

                                 NOT APPLICABLE
                 (Translation of Registrant's name into English)

                             ----------------------

                               Electronics Avenue
                             FTI Industrial Complex
                     Taguig, Metro Manila 1604, Philippines
              (Address of Registrant's principal executive offices)

                             ----------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F x Form 40-F___
                                     ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes___ No x
                                            ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

--------------------------------------------------------------------------------

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Date: February 3, 2004

                                  PSi TECHNOLOGIES HOLDINGS, INC.



                                  By: /s/ Arthur J. Young, Jr.
                                     -------------------------------------------
                                     Arthur J. Young, Jr.
                                     President and Chief Executive Officer

                         PSi TECHNOLOGIES HOLDINGS, INC.

                                  SEC FORM 6-K
                                  February 2004

                                TABLE OF CONTENTS

Description                                                                 Page
Press Release, dated February 2, 2004
PSi Technologies Reports Fourth Quarter 2003 Results .......................   3

[LOGO OF PSi TECHNOLOGIES HOLDING, INC.]

              PSi TECHNOLOGIES REPORTS FOURTH QUARTER 2003 RESULTS

South San Francisco, CA & Manila, Philippines - February 2, 2004 - PSi Technologies Holdings, Inc., (NASDAQ: PSIT), a leading independent provider of assembly and test services for the power semiconductor market, today announced financial results for the fourth quarter and fiscal year ended December 31, 2003:

Highlights

.. Revenue of $17.9 million, an increase of 2% on a quarter-over-quarter basis. .. Gross margin of 6.5%, an increase of 266 basis points on a quarter-over-
   quarter basis.
..  EBITDA margin of 16.3%, an increase of 299 basis points versus 13.3% last quarter.
..  EPS of $(0.07) per share, versus EPS of $(0.83) in 3Q03 inclusive of a
   $(0.72) per share asset impairment charge.
..  Expects up to 25% revenue growth for 2004.

Fourth Quarter Financial Results

Revenues for the fourth quarter of 2003 totaled $17.9 million, a 2% sequential increase compared to $17.5 million in the previous quarter, and a (5)% decline compared to $18.9 million in revenues for the fourth quarter of 2002. Revenues from the top 5 customers of the Company were $14.6 million, a 2% increase compared to $14.3 million in the previous quarter, and a (4)% decline compared to $15.1 million in the fourth quarter of 2002.

The Company's largest customers for the fourth quarter (in alphabetical order) were Infineon Technologies, ON Semiconductor, Philips and ST Microelectronics. Products packaged for those customers are used in a variety of end user applications, with particular focus on automotive systems, consumer electronics, communications equipment, industrial applications, home appliances and PC motherboards.

"Revenue growth was tempered by an adjustment in inventory by one of our customers, the higher than normal number of public holidays during the fourth quarter of 2003, and management's decision to exit the low-dropout voltage regulator market in the third quarter," said Arthur J. Young, Jr. Chairman and CEO. "Nonetheless, PSi saw a 5% sequential increase in customer bookings, driven primarily by the rebound in loadings for products geared towards consumer electronics and handheld devices, due to strengthening end-user demand."

Power semiconductor packages comprised 94.9% of total fourth quarter revenue, or $17.0 million, a 3% sequential increase in sales versus $16.5 million in the previous quarter, and a (2)% decline compared to $17.4 million in revenues for the fourth quarter of 2002. The average selling prices of power packages increased by 8% on a sequential basis, driven by the shift to higher-priced and higher margin packages.

                                     -more-

PSi Technologies Reports Fourth Quarter 2003 Results
Page 2 of 8

According to Young, "PSi's fourth quarter revenue performance reflects our strategic decision to manage our package portfolio and customer mix towards higher ASP and higher margin packages."

Gross profit margin increased to 6.5%, from 3.8% in the previous quarter. It was 3.0% in the same period last year. Gross profit increased by 72% to $1.2 million from $0.7 million in the third quarter of 2003, and $0.6 million for the fourth quarter of 2002.

Operating loss for the fourth quarter improved to $(0.9) million, compared to $(1.5) million in the previous quarter, driven by higher gross profit margin and the (4)% reduction in operating expenses. Operating loss margin was (5.0)%, improved from (8.5)% in the previous quarter, and (10.3)% in the fourth quarter of 2002.

EBITDA margin was 16.3% for the quarter, up from 13.3% in the third quarter, and 9.6% in the same period last year.

"Our focus on cost reduction and increased efficiencies continued to bear fruit during the quarter, as consolidated cash cost of goods sold declined by an additional 2 percentage points-or more than $475,000-during the quarter. This was in addition to the 4 percentage point reduction in cash cost of goods sold during the third quarter," said Young.

Fourth quarter net loss was $(1.2) million or $(0.07) per diluted share, compared to third quarter net loss of $(1.9) million, or $(0.12) per diluted share excluding an asset impairment charge of $12.1 million or $(0.83) per diluted share incurred during the third quarter, and $(2.0) million or $(0.12) per diluted share in the fourth quarter of 2002.

Significant Events

On December 7, 2003, PSi entered into an Investment Agreement with the Management Committee of the Chengdu Hi-Tech Zone, in Chengdu City, Sichuan Province, People's Republic of China. The Investment Agreement specifies the location and government support contracted by and provided to PSi by the Chengdu Hi-Tech Zone for the establishment of a 100% PSi-owned assembly and test facility.

On January 14, 2004, PSi signed a long-term Supply Agreement with Royal Philips Electronics to provide outsourced power semiconductor assembly and test services through PSi's facility in Chengdu, Sichuan Province, People's Republic of China. The products to be packaged and tested for Philips are bipolar power products for consumer electronic devices, white goods, lighting, power supplies and industrials for the international and China markets. As part of the agreement, Philips will progressively transfer its production of bipolar products, currently located in Philips' assembly and test facility in Cabuyao, Laguna Province, Philippines, to PSi in China. The transfer is expected to commence in the first quarter of 2004 and extend to 2005. PSi currently provides assembly and test services to Philips in the Philippines, augmenting Philips' internal capacity to meet market demand for its products and packages.

The United States Defense Supply Center Columbus (DSCC) certified PSi on military standard 19500 and 38535 certifications. This will enable the Company to provide assembly and test services for discrete and IC products with military applications, respectively.

                                     -more-

PSi Technologies Reports Fourth Quarter 2003 Results
Page 3 of 8

Full Year 2003 Results Revenues for the full year were $77.7 million, an increase of 10% from 2002. Volumes were higher by 23% and ASPs lower by 10%. Gross profit was $2.6 million, or 3.4% of revenues.

Operating expenses remained stable at 11.5% of revenues or $9.0 million, as compared to 12.2% of revenue or $8.6 million in 2002. Operating loss was $(6.3) million, or (8.2)% of revenues versus $(6.6) million, or (9.4)% in 2002. Net loss was $(19.6) million, including a $(12.1) million asset impairment charge, compared to a net loss of $(6.9) million in 2002.

EBITDA margin was 11.7%, up from 10.4% in 2002.

Balance Sheet Highlights

Cash and cash equivalents totaled $0.7 million on December 31, 2003, versus $1.9 million in the end of 2002, as cash was channeled to reduce liabilities related to capital expenditures incurred during 2002.

During the year, the Company generated $12.5 million in cash from operating activities, driven by the growth in revenues, increase in EBITDA margins to 11.7% in 2003 from 10.4% in 2002, and lower receivable and inventory days.

For the full year, the Company spent $9.0 million in capital expenditures and reduced accounts payable related to capital expenditures by $8.2 million. Consequently, Accounts Payable CAPEX declined to $2.6 million in 2003, from $10.8 million in 2002.

PSi raised $4.5 million from financing activities in 2003, including $4.0 million from the issuance of senior subordinated exchangeable note to our principal shareholder, Merrill Lynch Global Emerging Markets Partners LP (MLGEMP).

In accordance with the terms of the subordinated exchangeable note issued to MLGEMP in the fourth quarter, the exchange price at which the note is exchangeable into shares of common stock has been lowered to $1.15 per share, from an exchange price of $1.47 at issuance. The Company's fourth quarter EBITDA of $2.9 million was lower than the fourth quarter Exchangeable Note EBITDA target of $3.92 million.

The Company entered into an agreement to restructure $2.6 million in liabilities related to the equipment offload program undertaken between PSi and ON in 2001. Instead of a final balloon payment on December 2003, the restructuring allows PSi to pay down the liability on a monthly basis at an amount dependent on the loading of ON, with final payment due on June 2005.

Tangible book value was $4.07 per share on December 31, 2003, on outstanding shares of 13,289,525 shares, or $3.23 per share on 16,767,786 shares assuming the exchange of the subordinated exchangeable note at an exchange price of $1.15 per share.

Business Outlook

Commenting on the Company's business outlook and going-forward strategies, Young said: "Customer forecasts have continued to build through the end of the December and early stage of the first quarter of 2004, driven by continued strength in consumer electronics and wireless markets. We anticipate that this could drive a 5 to 10% sequential increase in first quarter revenues."

"For the year, we expect the growth in our end markets to broaden beyond consumer electronics

                                     -more-

PSi Technologies Reports Fourth Quarter 2003 Results
Page 4 of 8

and wireless devices. Outsourcing activities are anticipated to increase as we are in discussions with certain other customers to offload their internal capacity to PSi's facilities. On this basis, we expect annual revenue growth up to about 25%."

"We have allocated 50-60% of our EBITDA towards capital expenditures, including $4.0 million to install facilities and support equipment in the first of two pre-fabricated production buildings in our Chengdu facility. The difference between EBITDA and cash allocated for capital expenditures will allow our cash balance to build," Young concluded.

Conference Call and Webcast

Company management will hold a conference call on its fourth quarter 2003 operating results on Monday, February 2, 2004, at 5:00 p.m. Eastern/2:00 p.m. Pacific. Interested parties should call 800-240-5318 (for domestic callers) or 303-262-2190 (for international callers) at least 5 minutes before start time, and ask the operator for the PSi conference call. A live webcast will also be available through www.fulldisclosure.com, and the Investor Relations section of the Company's website at www.psitechnologies.com. A replay of the conference call will be available at 800-405-2236 (for domestic callers) and 303-590-3000 (for international callers) through February 9, 2004; the access code is 567281. The webcast replay will be available for 90 days.

About PSi Technologies

PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of the major power semiconductor manufacturers in the world such as Fairchild Semiconductor, Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics. For more information, visit the Company's web site at www.psitechnologies.com or call:

At PSi Technologies Holdings, Inc.:        At Financial Relations Board:
Edison G. Yap, CFA                         Jocelyn Hunter (general info)
(63 917) 894 1335                          (415) 248 3433
egyap@psitechnologies.com.ph               jhunter@financialrelationsboard.com


Safe Harbor Statement

This press release contains forward-looking statements that involve risks and uncertainties. Actual results and outcomes may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi's products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development, manufacturing and government regulation, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing and political and social unrest. PSi undertakes no responsibility to update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential

                                     -more-

PSi Technologies Reports Fourth Quarter 2003 Results
Page 5 of 8

factors that could affect PSi's financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

                            -Financial Tables Follow-

                                     -more-

PSi Technologies Reports Fourth Quarter 2003 Results
Page 6 of 8

                         PSi Technologies Holdings, Inc.
                           Unaudited Income Statement

                                      (in US Dollars)                 (in US Dollars)
                                    For 3 months ended              For 12 Months ended
                                 31-Dec-03       31-Dec-02       31-Dec-03       31-Dec-02
Sales                          $ 17,895,277    $ 18,933,699    $ 77,729,231    $ 70,537,046
Cost of Sales                  $ 16,738,526    $ 18,361,022    $ 75,110,632    $ 68,534,705
                               ------------    ------------    ------------    ------------
Gross Profit                   $  1,156,751    $    572,677    $  2,618,600    $  2,002,341
                               ------------    ------------    ------------    ------------

Operating Expense
  Research and Development     $    275,040    $    375,801    $  1,481,064    $  1,253,242
  Stock compensation cost      $     59,988    $     17,366    $    239,953    $    197,331
  Administrative Expenses      $  1,553,029    $  1,882,728    $  6,470,514    $  6,028,604
  Marketing Expenses           $    168,173    $    255,132    $    766,752    $  1,146,760
                               ------------    ------------    ------------    ------------
     Subtotal                  $  2,056,231    $  2,531,027    $  8,958,283    $  8,625,937
                               ------------    ------------    ------------    ------------

Operating Profit/(Loss)        $   (899,480)   $ (1,958,350)   $ (6,339,683)   $ (6,623,596)
Other Income / (Charges)       $   (310,894)   $   (126,788)   $ (1,194,673)   $   (332,611)
Impairment Charge                                              $(12,089,680)
Income before Tax              $ (1,210,374)   $ (2,085,138)   $(19,624,037)   $ (6,956,207)
Minority Interest              $     (3,671)   $     51,687    $    (12,698)   $     47,805

                               ------------    ------------    ------------    ------------
Net Income                     $ (1,214,046)   $ (2,043,130)   $(19,636,735)   $ (6,918,082)
                               ------------    ------------    ------------    ------------
Net Income bef Impairment      $ (1,214,046)   $ (2,043,130)   $ (7,547,055)   $ (6,918,082)

EBITDA                         $  2,922,839    $  1,812,103    $  9,100,633    $  7,331,000

Shares: Outstanding            $ 13,289,525    $ 13,289,525    $ 13,289,525    $ 13,289,525
Shares: Fully Diluted          $ 16,767,786    $ 16,767,786    $ 16,767,786    $ 16,767,786

EPS: Outstanding                      (0.09)          (0.15)          (1.48)          (0.52)
EPS: Fully Diluted                    (0.07)          (0.12)          (0.45)          (0.41)

                                     -more-

PSi Technologies Reports Fourth Quarter 2003 Results
Page 7 of 8

                         PSi Technologies Holdings, Inc.
                      Unaudited Consolidated Balance Sheet
                                 (In US Dollars)

ASSETS                                                         31-Dec-03            31-Dec-02
     Cash & Cash Equivalents                                      709,965            1,700,572
     Accounts Receivable                                       11,100,494           13,926,565
     Inventories                                                6,114,573            8,471,056
     Prepaid Expenses & Tax Credits                             2,266,354            2,476,996
                                                           --------------       --------------
 Total Current Assets                                          20,191,386           26,575,189
                                                           --------------       --------------
     Property Plant & Equipment                               130,927,177          138,741,635
     Accumulated Depreciation                                  62,336,080           53,586,243
                                                           --------------       --------------
 Property Plant & Equipment - Net                              68,591,097           85,155,392
                                                           --------------       --------------
 Investment & Advances                                            146,440              143,301
 Other Assets                                                   1,384,620            1,131,559
                                                           --------------       --------------
TOTAL ASSETS                                                   90,313,543          113,005,441
                                                           ==============       ==============

LIABILITIES & STOCKHOLDER'S EQUITY
     Accounts Payable and Other Expenses                       15,928,808           15,560,517
     Accounts Payable CAPEX                                     2,586,834           10,806,346
     Bank Loans                                                 8,600,000            6,500,000
     Trust Receipts                                             2,416,569            3,668,734
     Current Portion of Long-term Debt                          2,372,397            2,572,397
     Current Portion of Obligation under Capital Lease             28,243              135,701
                                                           --------------       --------------
 Total Current Liabilities                                     31,932,852           39,243,695
                                                           --------------       --------------
Long-term liability (net of current )                           4,000,000                    -
Obligation Under Capital Leases (net of current)                  115,802              115,935
                                                           --------------       --------------
TOTAL LIABILITIES                                              36,048,654           39,359,630
                                                           ==============       ==============
Minority Interest                                                 184,514              168,653
Equity
     Common Stock                                                 590,818              590,818
     Additional Paid-in-Capital                                68,324,724           68,084,772
                                                           --------------       --------------
 Subtotal Equity                                               68,915,542           68,675,590
                                                           --------------       --------------
Retained Earnings / (Deficit)
     Year to Date Profit & Loss                               (19,636,735)          (6,918,083)
     Previous Years' Retained Earnings                          4,801,568           11,719,652
     Other Comprehensive Income
                                                           --------------       --------------
 Subtotal Retained Earnings                                   (14,835,167)           4,801,569
                                                           --------------       --------------
TOTAL EQUITY                                                   54,080,376           73,477,158
                                                           --------------       --------------
TOTAL LIABILITIES & S'HOLDERS' EQUITY                          90,313,543          113,005,441
                                                           --------------       --------------


                                     -more-

PSi Technologies Reports Fourth Quarter 2003 Results
Page 8 of 8

                         PSi Technologies Holdings, Inc.
                 Unaudited Consolidated Statement of Cash Flows
                                 (In US Dollars)

                                                                            For the 12         For the 12
                                                                           Months ended       Months ended
                                                                             31-Dec-03          31-Dec-02
CASH FLOWS FROM OPERATING ACTIVITIES                                                   -
  Net Income                                                                 (19,636,735)       (6,918,082)
  Adjustments to reconcile net income to net cash
   provided by operating activities:
      Minority interest                                                           15,861           (47,805)
      Equity in net loss (gain) of an investee 2002                                    -           203,124
      Stock compensation cost                                                    239,953           197,331
      Depreciation and amortization                                           15,725,671        13,839,161
      Loss on Asset Impairment                                                12,063,826           108,224
      Provision for (benefit from) deferred income tax                                 -             9,680
      Equity in net loss (gain) of an investee                                         -                87
      Change in assets and liabilities:
        Decrease (increase) in:                                                        -                 -
            Accounts  receivables                                              2,873,949        (3,640,029)
            Inventories                                                          953,363        (1,170,674)
            Other Current Assets and tax credit receivable                       (33,370)         (242,407)
        Increase (decrease) in:                                                        -                 -
            Accounts payable and other expenses                                  327,978          (700,987)
                                                                           -------------------------------
Net cash provided by operating activities                                     12,530,496         1,637,623
                                                                           -------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to property and equipment                                        (18,440,005)       (7,459,864)
  Proceeds from sale of Property & Equipment                                           -           214,595
  Decrease (increase) in investments and advances                                 94,523                 -
  Decrease (increase) in other assets                                             78,858         1,264,035
                                                                           -------------------------------
Net cash used in investing activities                                        (18,266,623)       (5,981,234)
                                                                           -------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net availment/(payments) of short-term loans                                 2,100,000         2,300,000
  Trust receipts and acceptances payable                                      (1,252,164)        2,588,518
  Net availment/(payments) of stock issuance cost                                      -                 -
  Net availment/(payments) of long term loan                                   3,800,000          (534,111)
  Net availment/(payments) of obligation under capital leases                   (107,591)         (102,246)
                                                                           -------------------------------
Net cash provided by (used in) financing activities                            4,540,245         4,252,162
                                                                           -------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          (1,195,882)          (91,449)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD                           1,905,847         1,792,021
                                                                           -------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                       709,965         1,700,572

----------------------------------------------------------------------------------------------------------
SUPPLEMENTAL INFORMATION ON NONCASH FINANCING & INVESTING ACTIVITIES
      Property and equipment acquired (paid)
            on account under accounts payable                                 (7,221,623)
----------------------------------------------------------------------------------------------------------

                                       ###